David W. Braswell

Direct T 314.552.6631 F 314.612.2229

dbraswell@armstrongteasdale.com

November 10, 2014

Tom Kluck

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                           Peak Resorts, Inc.
Registration Statement on Form S-1
Filed: October 20, 2014
File No.: 333-199488

Dear Mr. Kluck:

On behalf of Peak Resorts, Inc. (the “Company”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”), as required by your letter of November 7, 2014 to Mr. Timothy D. Boyd. Our responses are numbered to correspond with the numbered comments contained in the November 7, 2014 letter. For your convenience, we have repeated the Commission’s comments in bold below before each of our responses.

Dividend Policy, page 36

1.                                      Please demonstrate to us that you have a reasonable basis for concluding that you expect to have earnings and cash flows sufficient to cover the projected dividend.

Answer:

The Company has supplementally provided the Staff with support demonstrating its reasonable basis for concluding that it expects to have earnings and cash flows sufficient to cover the projected dividend. In accordance with Rule 418 of the Securities Act, the Company requests that the supplemental information requested be returned promptly following the completion of the Staff’s review thereof.

2.                                      Please include dividend disclosure required by Item 201(c) of Regulation S-K.

Answer:

On November 10, 2014, the Company  and certain of its subsidiaries entered into a Restructure Agreement (the “Restructure Agreement”) with certain affiliates of EPR Properties (“EPR”), the Company’s primary lender.  The Restructure Agreement provides for the prepayment of certain of the Company’s formerly non-prepayable notes and contemplates that the Company and certain of its subsidiaries will enter into a Master Credit and Security Agreement (the ‘‘Master Credit Agreement’’) with EPR containing additional terms and conditions governing the restructured loans, including restrictions on the payment of dividends.  Financial covenants set forth in the Master Credit Agreement consist of a maximum Leverage Ratio (as defined in the Master Credit Agreement) of 65%, above which the Company and certain of its subsidiaries are prohibited from incurring additional indebtedness, and a Consolidated Fixed Charge Coverage Ratio (as defined in the Master Credit Agreement) covenant, which (a) requires the Company to increase the balance of its debt service reserve account if the Company’s Consolidated Fixed Charge Coverage Ratio falls below 1.50:1.00, and (b) prohibits the Company from paying dividends if the ratio is below 1.25:1.00. The payment of dividends is also prohibited during default situations.

The Company has included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) a description of the dividend restrictions imposed by the Master Credit Agreement in the following sections:

•                  Prospectus Summary—Recent Developments

•                  Prospectus Summary—Summary of the Offering—Dividend Policy

•                  Risk Factors—“We may not be able to pay dividends on our common stock.”

•                  Risk Factors—“Our ability to declare and pay dividends is dependent on cash flow generated by our subsidiaries because we are a holding company.”

•                  Dividend Policy

•                  Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Recent Developments

•                  Material U.S. Federal Income Tax Considerations—Distribution on Shares of Our Common Stock

•                  Note 13, “Subsequent Events,” to the Notes to Consolidated Financial Statements

•                  Note 8, “Subsequent Events,” to the Notes to Condensed Consolidated Financial Statements (Unaudited)

In addition, the Company has added the following statement to the “Dividend Policy” section of Amendment No. 1 disclosing its historical practices regarding the payment of cash dividends on common stock:  “Historically, we have never declared or paid any cash dividends on our common stock.”

Capitalization, page 37

3.                                      We note your disclosure on page 37 and 41 that the tables do not give effect to an assumed stock split which you intend to effect prior to the consummation of this offering.  Please tell us how you considered the requirements of SAB Topic 4C relating to the retroactive treatment of subsequent changes in capital structure.

Answer:

The Company has revised the disclosure in the Capitalization and Selected Historical Consolidated Financial Data sections of Amendment No. 1 to provide that the information reported in the tables included in those sections reflects the 100 for 1 stock split which the Company intends to effect prior to the consummation of the offering contemplated in Amendment No. 1.  The Company has also provided the information in such tables on an adjusted basis, as applicable, by including the effects of the anticipated 100 for 1 stock split which has been approved by the Company’s board of directors to be effective prior to the consummation of the offering.

Condensed Consolidated Balance Sheets, page F-23

4.                                      Please clarify how you determined that you had an income tax receivable of $5,171,500 as of July 31, 2014.

Answer:

The income tax receivable of $5,171,500 as of July 31, 2014 was determined by applying the expected book income tax rate to the loss before income tax for the three months ended July 31, 2014. Due to the seasonality of the ski industry, the Company typically incurs significant operating losses during its first and second fiscal quarters.  The Company has included the following disclosure in Note 3, “Income Taxes” to the Condensed Consolidated Financial Statements (Unaudited) in Amendment No. 1: “The income tax receivable is a result of the expected tax rate for the fiscal year ending April 30, 2015 applied to the loss before income tax for the quarter ended July 31, 2014.  Due to the seasonality of the ski industry, the Company typically incurs significant operating losses during its first and second fiscal quarters.”

**********

In addition, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require further information regarding this matter, please contact the undersigned at (314) 552-6631.

ARMSTRONG TEASDALE LLP

Sincerely,

/s/ David W. Braswell
David W. Braswell

cc:                                William Demarest/Securities and Exchange Commission
Jorge Bonilla/Securities and Exchange Commission
Stacie Gorman/Securities and Exchange Commission
Timothy D. Boyd/Peak Resorts, Inc.

ARMSTRONG TEASDALE LLP